Exhibit 99.1

Aramchol ™ Treating NASH through prevention and reversal of fibrosis January 2018

“Safe Harbor” and Disclaimer Statement

This presentation contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, this presentation, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

These factors include, but are not limited to, the following: the timing and cost of Galmed's ongoing Phase IIa ARRIVE Study, Phase IIb ARREST Study, and planned Phase III trials for Aramchol™, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIa ARRIVE Study, Phase IIb ARREST Study and Phase III trials for Aramchol™; regulatory action with respect to Aramchol™ by the FDA or the EMA; the commercial launch and future sales of Aramchol™ or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol™ in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol™; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol™; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol™ by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol™; the development and approval of the use of Aramchol™ for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf included in, but not limited to, this presentation speak only as of the date hereof and are expressly qualified in their entirety by the foregoing. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Galmed Pharmaceuticals
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Overview Scientific Rationale Clinical Data Corporate Overview

Galmed Snapshot Aramchol™ demonstrates anti - steatosis and anti - fibrotic effects consistently in all pre clinical models ( in - vitro and in - vivo ) 4 Galmed is advancing its lead compound, Aramchol™ towards registration with a focus on NASH SteatoFibrosis , a market opportunity estimated to reach $35 - 40B/ yr by 2025 Experienced pharma leadership team • ARRIVE topline data Q 1 2018 • ARREST topline data Q 2 2018 • Pre - Phase 3 meeting with the FDA Q 4 2018 • Efficacy in animals translated to efficacy in patients in Phase IIa study • ARREST Phase IIb NASH study is based on a successful Phase IIa with a similar primary end - point Expected Short Term Catalysts:

Aramchol ™ – NASH Disease Modification Potential 5 Fast Track Designation for development of Aramchol ™ for NASH granted by FDA First - in - class, orally active, liver targeted SCD - 1 modulator Effects in animal models translated into human clinical data High safety margin and B/R ratio ~ 400 subjects exposed across 7 clinical trials Potent mechanism with multiple intervention points along the pathogenic pathway

Seasoned Management Team

LEADERSHIP

Allen Baharaff, President and CEO
Co-founder of Galmed

Dr. Liat Hayardeny, Ph.D., MBA, CSO
+16 years of experience in drug development, Teva Pharmaceuticals

Dr. Tali Gorfine, M.D., CMO
+10 years of experience, Senior Clinical Program Leader at Teva Pharmaceuticals

Yossi Caspi, Ph.D., Senior Director Drug Development
+34 years of CMC experience, former Chief Scientific Officer at Chemagis (Perrigo API)

Yohai Stenzler, CPA, MBA, CFO
+6 years of financial management experience at Ernst & Young LLP

Yael Hollander, Adv.,MBA, VP, Legal Affairs & Strategy
+6 years of experience at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

Guy Nehemya, Adv., MBA, VP Operations
+4 years of experience as the Company's Director of Operations.


Regulation
Toxicology
DMPK
PK
Clinical
Statistical Analysis
ClinPharm
Formulation
CMC
IP
BD
Galmed
Pharmaceuticals

BOARD OF DIRECTORS

Chaim Hurvitz
CEO of CH Health; Previously, member of Teva's senior management team and Board of directors.

Carol L. Brosgart, M.D.
Consultant to biotechnology companies in the areas of liver disease; Former director of Tobira Therapeutics.

William S. Marth
President & CEO of Albany Molecular Research Inc. (AMRI); former President & CEO of Teva in the Americas.

David Sidransky, M.D.
Professor of Oncology Pathology at John Hopkins University.

Ran Oren, M.D.
Head of the Institute of Gastroenterology and Liver Disease at Hadassah Ein Kerem Hospital.

Tali Yaron-Eldar
Formerly Israeli Tax Commissioner; Chief Legal Advisor of the Finance Ministry of the State of Israel.

Shmuel Nir
President & CEO of Tushia Consulting Engineers Ltd.; Chairman of the Board of Directors of Matan Digital Printers Ltd.

Allen Baharaff

Galmed Pharmaceuticals

Overview Scientific Rationale Clinical Data Corporate Overview

8 Metabolism (Steatosis) Cell stress Apoptosis Collagen Production (Fibrosis) Inflammation Metabolism (Steatosis) Vitamin E CCR 2 - CCR 5 Galectin ARAMCHOL™ De - compensated Cirrhosis/ HCC Pathophysiology of NASH ASK 1 Caspase PPARs GLP - 1 FXR FGF 21 SCD 1 Aramchol™ Reduces Key Pathologies Pathways of NASH

Hepatology 2003 ; 38:436 - 442 Archives of Biochemistry and Biophysics 471 (2008) 63 – 71 European Journal of Gastroenterology & Hepatology 2008 , 20:1205 – 1213 Archives of Medical Research 41 (2010) 397 - 404 9 Data Demonstrating Beneficial Effect of Aramchol™ on NASH

MCD 0.1 % Diet н Aramchol™ 5 mg/kg MCD 0.1% Diet MCD diet model is one of the most commonly used animal models of NASH, as it induces a liver pathology that resembles the sequence and progression of liver pathology seen in human. 10 52.6% 86.4% 79 % Iruarrizaga-Lejarreta , Marta, et al. "Role of Aramchol in steatohepatitis and fibrosis in mice. "Hepatology Communications 1.9 (2017): 911 - 927 . Data Support Improvement in Liver Steatosis & Inflammation Normal Diet

Collagen extract from livers of MCD diet mice treated with Aramchol Control MCD 0.1 % MCD 0.1% +A ramchol™ 5 mg/kg Collagen Type 1 11 Iruarrizaga-Lejarreta , Marta, et al. "Role of Aramchol in steatohepatitis and fibrosis in mice. "Hepatology Communications 1.9 (2017): 911 - 927. 43.5% 38 % Data Support Improvement in Liver Fibrosis MCD 0.1 % Diet н Aramchol™ 5 mg/kg MCD 0.1 % Diet Normal Diet

12 TAA + A ramchol™ 5 mg/kg TAA No Treatment Fibrosis Score (Masson & Goldner staining) 40 % Data Support Direct Effect on Prevention of Liver Fibrosis Effect in the TAA model is considered to best predict efficacy in human R. Golan - Gerstl 1 , M. Valitsky 1 , R. Oren 1 , E. Brazovski 2 , L. Hayardeny 1 , S. Shimon Reif . "The anti - fibrotic effect of Aramchol on liver fibrosis in TAA animal model" (2017); The international liver congress (EASL), Amsterdam, the Netherlands.

MoA Suggesting Major Role of Aramchol™ in Fibrosis Cell number – Methylenblue (OD 620 nm) Relative Absorption COL 1 A 1 mRNA expression (a. u.) Stellate Cell Collagen Production – mRNA Stellate Cell Proliferation – Cell Number 58.9% 41% 13 Aramchol™ - Unique MoA to Show Effect on Collagen Producing Cells in the Liver

14 • The generation of ROS is well - known to play an important role in producing liver injury and initiating hepatic fibrogenesis . • ROS damages lipids, proteins and DNA, induces necrosis and apoptosis and amplifies the inflammatory response, all key factors in fibrogenesis . • Among the arsenal of antioxidants existing in the cell, glutathione (GSH) is the most important to neutralize the damaging activity of ROS and maintain redox homeostasis. Dobrzyn , Pawel, et al. " Stearoyl - CoA desaturase 1 deficiency increases fatty acid oxidation by activating AMP - activated protein kinase in liver." Proceedings of the National Academy of Sciences of the United States of America 101.17 (2004): 6409 - 6414 .

Overview Scientific Rationale Clinical Data Corporate Overview

A Phase 2 , Multicenter, Double - blind, Randomized, Placebo - Controlled Study on the Effect of Aramchol™ on Liver Triglycerides Concentration in Patients with Steatosis due to Non Alcoholic Fatty Liver Disease (NAFLD) or Non Alcoholic Steatohepatitis (NASH)* 1 6 Study Arms 300 mg; 100 mg; Placebo Treatment Plan Once - daily tablet for 12 weeks and 4 weeks follow - up No. of Subjects N=60 Primary Endpoints % change in the liver triglycerides concentration measured by MRS Secondary Endpoints Liver and metabolic biomarkers level Phase IIa Completed More information about the Phase IIa study may be found on ClinicalTrials.gov (identifier: NCT 01094158 ); this study has been completed.

Phase IIa Efficacy and Safety Overall and most frequent events ( > 2 patients in any group) Percent relative change in liver TG levels, baseline and end of treatment Aramchol 300 mg N = 20 n (%) Aramchol 100 mg N = 20 n (%) Placebo N = 20 n (%) Patients with AE(s) 9 (45.0) 8 (40.0) 11 (55.0) Preferred term Abdominal pain 1 (5.0) 1 (5.0) 2 (10.0) Abdominal upper pain 2 (10.0) 1 (5.0) Back pain - - 3 (15.0) Constipation - - 2 (10.0) Asthenia - - 2 (10.0) Upper respiratory tract infection 2 (10.0) - - 300 mg Aramchol TM demonstrated statistically significant liver fat content reduction • Similar frequency of adverse events in all treatment groups • Adverse events were mild or moderate, none were serious • None of the patients withdrew as a result of adverse events Safadi R, Konikoff FM, et al. "The fatty acid – bile acid conjugate aramchol reduces liver fat content in patients with nonalcoholic fatty liver disease." Clinical Gastroenterology and Hepatology 12.12 (2014): 2085 - 2091 .

ARREST – ARamachol™ for REsolution of STeatohepatitis

A Phase IIb, double blind randomized, controlled clinical trial, to evaluate the efficacy and safety of two Aramchol™ doses versus placebo in patients with Non-Alcoholic Steatohepatitis

Design:	Multicenter, randomized, double-blind, placebo-controlled, dose ranging study
Participants:	Biopsy-diagnosed (centrally read) NASH patients with obesity and insulin resistance
Doses:	• 2:2:1 • ~100 patients 600mg; 100 patients 400mg; 50 patients placebo
Treatment Plan:	• 12 months treatment (once-daily tablet) and 3 months of follow-up
Number of Subjects:	248 patients
Primary Endpoint:	% change in the liver triglycerides concentration measured by MRS
Main Secondary Endpoints:	• Proportion (%) of subjects with CRN Fibrosis Score Improvement without worsening of NASH • Proportion (%) of subjects with NAS Score Improvement (>=2 points) without worsening of CRN Fibrosis Score • Proportion (%) of subjects with NASH Resolution (ballooning 0; inflammation 0 or 1) without worsening of CRN Fibrosis Score

More information about the ARREST study may be found on ClinicalTrials.gov NCT02279524); this study is ongoing but not recruiting participants; results are expected Q2 2018

Galmed Pharmaceuticals

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AR R EST Baseline Histolog y  70% of patients have NAS > 5 60 % of patients have fibrosis stage 2 and 3 3% 36% 20% 40% 1% 0 1 2 3 4 30% 41% 19% 8% 2% 4 5 6 7 8 NAS score NAS = NAFLD Activity Score, ranges from 0 - 8 and is composed of the unweighted sum of three histological components: steatosis ( 0 - 3 ), lobular inflammation ( 0 - 3 ) and ballooning degeneration ( 0 - 2 ) The Clinical Research Network (CRN) Pathology Committee developed a scoring system using NASH activity (Grade) and collagen deposition plus architectural remodeling (Stage) ARREST enrolled a population with advanced NASH with fibrosis that is expected to enable a pivotal study with a single dose and optimized primary end point CRN fibrosis stage 19

What About Combinations? ✓ Aramchol ™ is an ideal candidate for combination treatment Fibrotic NASH is a complex disease resulting from the interplay of numerous, interconnected damage pathways. Combination therapies are justified by complimentary MoA’s: • metabolic • inflammatory • fibrotic 20 Aramchol™, with its unique MoA and excellent safety and tolerability profile is complimentary to all clinical programs under development: • Metabolism (All FXR’s) • Cell stress and apoptosis • Anti inflammatory • Anti fibrotic via other mechanisms

ARRIVE – ARamchol™ for the Reversal of HIV-AssociatEd Lipodystrophy and NAFLD

Aramchol™ versus placebo in the treatment of HIV-associated nonalcoholic fatty liver disease and lipodystrophy: A randomized, double-blinded, allocation-concealed, placebo controlled clinical trial.

An investigator-initiated study conducted at the NAFLD Research Center, University of California San Diego by Professor Rohit Loomba.

UC San Diego

Design:	Single center, randomized, double-blind, placebo-controlled, proof of concept
Participants:	Patients with HIV-associated NAFLD
Doses:	• Placebo (25 patients) • 600 mg (25 patients)
Treatment Plan:	Once-daily tablet for 12 weeks
Number of Subjects *(Est.)*:	50 patients
Primary Endpoint:	Hepatic steatosis assessed by MRI-PDFF
Secondary Endpoints:	MRE, Total body fat, metabolic profile, and liver biochemistry

More information about the ARRIVE study may be found on ClinicalTrials.gov NCT02684591); this study is ongoing but not recruiting participants; results are expected Q1 2018

Galmed Pharmaceuticals

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Overview Scientific Rationale Clinical Data Corporate Overview

Corporate Overview

Financials

- Market Cap $132M(1)
- 14.4M Outstanding shares(1)
- Cash Items - ~$19.0M(1)(2)
- No debt
- NASDAQ: GLMD

(1) Company estimate as of 12/31/17

(2) Unaudited, consisting of cash, cash equivalents and marketable securities.

Ownership Structure(1)

Top 5 Institutional Holders:

- 683 Capital Management LLC
- Park West Asset Management
- Man GLG LLC
- Sphera Funds Management Ltd.
- Meitav Dash Gemel


Institutional
15%
Retail
43%
Insiders&
Others
42%

Intellectual Property

- 16 Patent Families
- Areas of Focus: NASH, Combinations, Chemistry of Aramchol™, New Indications
- Patent family (WO 2002/2083147) for use of Aramchol™ for the treatment of fatty liver **granted** worldwide.
- 2 US Provisional patent applications directed to the use of Aramchol™ for treating fibrosis. Once granted will expire on 2037.

Galmed Pharmaceuticals

Estimation of 2025 NASH Drug-Treated Patient Population (US+EU5)


1
Population per country (adult)
- 240M US
- 230M EU-5
26%
2
People with metabolic syndrome
45%
3
People affected by NASH
38%
4
NASH patients diagnosed in NASH population
80%
5
NASH patients resistant to lifestyle intervention
33%
6
Patients treated with drug
2025 total (US+EU5):
470M
100%
122M
26%
55M
11.6%
21M
4.4%
16M
3.5%
6M
1.2%

Driver	Description/Assumptions	Value	Source
1 Population size	Adult pop. size of countries EU5 & US; Linear yearly pop. growth rates 2013 to 2035; Adult pop. (20-70 years) is only relevant age group	+0.14% p.a.	Intl. Diabetes Federation
2 Prevalence of metbolic syndrome	Prevalence of metabolic syndrome in EU-5 and US; Forecast of change in prevalence is same as in obesity	26% +0.8% p.a.	Earl et. al - JAMA
3 NASH share of met. syndrome patients	Prevalence of NAFLD[3] in met. syndrome patients times prevalence of NASH patients in NAFLD patients who have metabolic syndrome Assuming that all patients undergoing bariatric surgery have metabolic syndrome	45%	Ratziu et. al. - J Hep. 2012/2010
4 Diagnosis rate	Of prevalent NASH population only a share is identified in clinical practice by having elevated liver enzymes, ultrasound, symptoms and then referred to a physician who diagnoses NASH	25-50%	KOL interviews (Hepatologists)
5 Resistance to life-style intervention	Rate of resistance of NASH patients to effectively respond to a 3-6 month lifestyle intervention (5-10% weight loss with improvement of clinical and diagnostic parameters)	80%	KOL interviews (Hepatologists)
6 Drug treatment rate	Number of Patients taking pharmacologic treatment for NASH; French treatment rate valid for all other countries	28-50%	Ratziu et. al. - J Hep.

Galmed Pharmaceuticals

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5 Key Takeaways About Galmed 25 Experienced leadership Data from Phase IIa ARRIVE Study and Phase IIb ARREST Study expected in Q 1 & Q 2 2018 , respectively The effect on steatosis has been demonstrated in humans in a Phase IIa study with a significant reduction in liver fat demonstrated by MRS Aramchol™ has shown a significant effect on the 3 key pathologies of NASH (steatosis, inflammation and fibrosis) in several pre - clinical models The effect on fibrosis is both indirect, through reduction of steatosis, and direct through reducing stellate cell proliferation and collagen production

Thank you ! NASDAQ: GLMD

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